SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	May 31, 2007 at 7.00 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso signs EUR 1.4 billion syndicated loan

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has signed a new EUR 1.4 billion syndicated credit facility agreement with a group of 15 banks. The facility, which has a maturity of five years, is for general corporate purposes including the refinancing of existing EUR 1.75 billion syndicated facility. The new loan facility has a margin of 0.225% p.a. over Euribor.

Mandated Lead Arrangers for the transaction are ABN AMRO, Calyon, Deutsche Bank and Handelsbanken.

Arrangers: Barclays Capital, BNP Paribas, Citigroup, Goldman Sachs, HSBC, JP Morgan, Merrill Lynch, Morgan Stanley, Nordea, SEB and UBS.

The rationale for refinancing was to review and decrease the size of the bank group, to save costs by taking advantage of prevailing market conditions and to prolong the maturity.

For further information, please contact:

Tim Laatsch, SVP, Communications, Stora Enso North America, tel. 715 422 4023

Markus Rauramo, Senior Vice President, Group Treasurer, tel. +44 20 7016 3250

Peter Nordquist, Vice President, Funding, tel. +44 20 7016 3266

Keith B Russell, Senior Vice President, Investor Relations, tel. +44 20 7016 3146

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products - all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel